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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rochester Medical Corporation
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
771497 10 1
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	771497 10 1	Page	2	of	5

1	NAMES OF REPORTING PERSONS Anthony J. Conway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,038,079

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,755

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,038,079

WITH:	8	SHARED DISPOSITIVE POWER

		63,755

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,101,834

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a).	Name of issuer:
Rochester Medical Corporation

Item 1(b).	Address of issuer’s principal executive offices:
One Rochester Medical Drive, Stewartville, Minnesota 55976

Item 2(a).	Names of person filing:
Anthony J. Conway

Item 2(b).	Address of principal business office:
One Rochester Medical Drive, Stewartville, Minnesota 55976

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of class of securities:
Common Stock, without par value

Item 2(e).	CUSIP No.:
771497 10 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
(a)	Amount beneficially owned:

As of December 31, 2007, Mr. Conway beneficially owned 1,101,834 shares of Rochester Medical Corporation, which amount includes: (i) 1,038,079 shares beneficially owned by Mr. Conway, which includes 246,000 shares issuable upon exercise of currently outstanding options, over which he has sole voting power and sole dispositive power, and (ii) 63,755 shares beneficially owned by Mr. Conway’s spouse, over which he has shared voting power and shared dispositive power.

(b)	Percent of class:

9.1% beneficially owned by Mr. Conway. The calculation of the percentage of Mr. Conway’s beneficial ownership is based on 11,821,886 shares of Rochester Medical Corporation common stock outstanding as of December 10, 2007, as reported by Rochester Medical Corporation in its Schedule 14A, dated December 20, 2007. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of December 31, 2007 are deemed to be outstanding for the purpose of computing the percentage.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,038,079

(ii)	Shared power to vote or to direct the vote:

63,755

(iii)	Sole power to dispose or to direct the disposition of:

1,038,079

(iv)	Shared power to dispose or to direct the disposition of:

63,755

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquires the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 7, 2008

/s/ Anthony J. Conway
Signature

Anthony J. Conway
Name